UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Rackspace Technology, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

750102105
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons ABRY Partners, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,245,029
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,245,029

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,245,029
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.10%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons ABRY Partners II, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,245,029
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,245,029

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,245,029
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.10%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons DPH 123, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,453,029
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,453,029

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,453,029
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.22%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons ACE Investment Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,792,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,792,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,792,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 4.89%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Royce Yudkoff
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,245,029
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,245,029

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,245,029
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.10%
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Peggy Koenig
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,245,029
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,245,029

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,245,029
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.10%
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Jay Grossman
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,245,029
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,245,029

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,245,029
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.10%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer

Rackspace Technology, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1 Fanatical Place City of Windcrest San Antonio, Texas 78218

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)         ABRY Partners, LLC (“ABRY I”)

(ii)        ABRY Partners II, LLC (“ABRY II”)

(iii)       DPH 123, LLC (“DPH”)

(iv)       ACE Investment Holdings, LLC (“ACE”)

(v)        Royce Yudkoff

(vi)       Peggy Koenig

(vii)      Jay Grossman

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business address of each of the Reporting Persons is as follows: C/O ABRY Partners, LLC 888 Boylston Street, Suite 1600 Boston, MA 02199

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, $0.01 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number

750102105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)         Amount beneficially owned:

DPH directly holds 12,453,029 shares (the “Rackspace Shares”) of Common Stock of the Issuer or 6.22% of the outstanding shares of Common Stock of the Issuer and ACE directly holds 9,792,000 of Rackspace Shares, or 4.89% of the outstanding shares of Common Stock of the Issuer, and the Reporting Persons might be deemed to beneficially own 22,245,029, or 11.10% of the outstanding shares of Common Stock of the Issuer, each based on 200,293,675 shares of Common Stock of the Issuer outstanding as of November 6, 2020, as reported in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020.

ABRY Partners VII, L.P., ABRY Partners VII Co-Investment Fund, L.P., ABRY Senior Equity III, L.P., ABRY Senior Equity III Co-Investment Fund, L.P., ABRY Advanced Securities Fund, L.P., ABRY Advanced Securities Fund II, L.P. and ABRY Investment Partnership, L.P. (collectively the “ABRY Funds”) are entitled to a majority of the votes at any meeting of the board of directors of DPH. The ABRY Funds are managed and/or controlled by ABRY I and ABRY II and/or their respective affiliates Royce Yudkoff, as managing member of ABRY I and sole member of certain of its affiliates, has the right to exercise investment and voting power on behalf of ABRY Senior Equity III, L.P., ABRY Senior Equity III Co-Investment Fund, L.P., Advanced Securities Fund, L.P., ABRY Advanced Securities Fund II, L.P. and ABRY Investment Partnership, L.P. Peggy Koenig and Jay Grossman, as equal members of ABRY II and of certain of its affiliates, have the right to exercise investment and voting power on behalf of ABRY Partners VII, L.P., and ABRY Partners VII Co-Investment Fund, L.P.

The board of directors of ACE consists of representatives of ABRY Partners VIII, L.P., ABRY Partners VIII Co-Investment Fund, L.P., and ABRY Investment Partnership, L.P. These investment funds are also managed and/or controlled by ABRY I and ABRY II and/or their respective affiliates. Royce Yudkoff, as managing member of ABRY I and sole member of certain of its affiliates, has the right to exercise investment and voting power on behalf of ABRY Investment Partnership, L.P. Peggy Koenig and Jay Grossman, as equal members of ABRY II and certain of its affiliates, have the right to exercise investment and voting power on behalf of ABRY Partners VIII, L.P. and ABRY Partners VIII Co-Investment Fund, L.P.

(b)        Percent of Class:

See responses to Item 11 on each cover page.

(c)        Number of shares as to which the Reporting Person has:

(i)           Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)         Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)        Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)         Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:          February 12, 2021

ABRY Partners, LLC
By:	/s/ Kostas Sofronas
Name:	Kostas Sofronas
Title:	Attorney-in-Fact

ABRY Partners II, LLC
By:	/s/ Kostas Sofronas
Name:	Kostas Sofronas
Title:	Attorney-in-Fact

DPH 123, LLC
By:	/s/ Kostas Sofronas
Name:	Kostas Sofronas
Title:	Attorney-in-Fact

ACE Investment Holdings, LLC
By:	/s/ Kostas Sofronas
Name:	Kostas Sofronas
Title:	Attorney-in-Fact

Royce Yudkoff
By:	/s/ Kostas Sofronas
Name:	Kostas Sofronas
Title:	Attorney-in-Fact

Peggy Koenig
By:	/s/ Kostas Sofronas
Name:	Kostas Sofronas
Title:	Attorney-in-Fact

Jay Grossman
By:	/s/ Kostas Sofronas
Name:	Kostas Sofronas
Title:	Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 12, 2021

Exhibit B	Power of Attorney, dated as of February 12, 2021

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.01 per share, of Rackspace Technology, Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:           February 12, 2021

ABRY Partners, LLC
By:	/s/ Kostas Sofronas
Name:	Kostas Sofronas
Title:	Attorney-in-Fact

ABRY Partners II, LLC
By:	/s/ Kostas Sofronas
Name:	Kostas Sofronas
Title:	Attorney-in-Fact

DPH 123, LLC
By:	/s/ Kostas Sofronas
Name:	Kostas Sofronas
Title:	Attorney-in-Fact

ACE Investment Holdings, LLC
By:	/s/ Kostas Sofronas
Name:	Kostas Sofronas
Title:	Attorney-in-Fact

Royce Yudkoff
By:	/s/ Kostas Sofronas
Name:	Kostas Sofronas
Title:	Attorney-in-Fact

Peggy Koenig
By:	/s/ Kostas Sofronas
Name:	Kostas Sofronas
Title:	Attorney-in-Fact

Jay Grossman
By:	/s/ Kostas Sofronas
Name:	Kostas Sofronas
Title:	Attorney-in-Fact

EXHIBIT B

POWER OF ATTORNEY

Know all by these presents that each of the undersigned, does hereby make, constitute and appoint General Counsel and Chief Operating Officer of ABRY Partners as a true and lawful attorney-in-fact of such undersigned with full powers of substitution and revocation, for and in the name, place and stead of such undersigned (in such undersigned’s individual capacity), to execute and deliver such forms that such undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of such undersigned’s ownership of or transactions in securities of Rackspace Technology, Inc. (i) pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) including without limitation, statements on Form 3, Form 4 and Form 5 (including any amendments thereto), (ii) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the Exchange Act and the rules promulgated thereunder and (iii) in connection with any applications for EDGAR access codes, including without limitation the Form ID. The Power of Attorney shall remain in full force and effect until such undersigned is no longer required to file Forms 3, 4 and 5 or Schedule 13D or Schedule 13G with regard to his or her ownership of or transactions in securities of Rackspace Technology, Inc., unless earlier revoked in writing. Each of the undersigned acknowledges that General Counsel and Chief Operating Officer of ABRY Partners is not assuming any of such undersigned’s responsibilities to comply with Section 16 or Section 13 of the Exchange Act.

Dated:      February 12, 2021

ABRY Partners, LLC
By:	/s/ Kostas Sofronas
Name:	Kostas Sofronas
Title:	Authorized Person

ABRY Partners II, LLC
By:	/s/ Kostas Sofronas
Name:	Kostas Sofronas
Title:	Authorized Person

DPH 123, LLC
By:	/s/ Brian St. Jean
Name:	Brian St. Jean
Title:	Vice President

ACE Investment Holdings, LLC
By:	/s/ Brian St. Jean
Name:	Brian St. Jean
Title:	Vice President

Royce Yudkoff
By:	/s/ Royce Yudkoff

Peggy Koenig
By:	/s/ Peggy Koenig

Jay Grossman
By:	/s/ Jay Grossman